Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Fiscal Year Ended
	January 31, 2009A	February 2, 2008	February 3, 2007B	January 28, 2006	January 29, 2005
	(in thousands)
Consolidated income before taxes and equity in earnings of joint ventures	$(380,005)	$60,518	$253,842	$125,791	$175,832
Fixed charges (less capitalized interest)	109,315	111,552	106,136	121,416	157,314
Distributed income of equity investees	8,167	9,403	9,393	8,858	9,059

EARNINGS	$(262,523)	$181,473	$369,371	$256,065	$342,205

Interest	$88,821	$91,556	$87,642	$105,570	$139,056
Capitalized interest	2,645	6,312	4,365	6,092	4,485
Interest factor in rent expense	20,494	19,996	18,494	15,846	18,258

FIXED CHARGES	$111,960	$117,864	$110,501	$127,508	$161,799

Ratio of earnings to fixed charges	(2.34)	1.54	3.34	2.01	2.12

A	The earnings were insufficient to cover fixed charges by approximately $374.5 million.
B	53 weeks